Mail Stop 3561

July 30, 2008

Mr. Thomas H. Hanna, Jr.
Chief Executive Officer
Eastern Resources, Inc.
4 Park Avenue, Suite 16K
New York, NY 10016

Re: Eastern Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-149850
Filed on July 14, 2008

Dear Mr. Hanna,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. While we note your response to prior comment 2, it would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than the shares privately placed in December 2007. Please revise the registration statement to provide a bona fide price.

Summary, page 3

2. We note your response to prior comment 4. While you have indicated that you anticipate "secur[ing] a distribution deal by the end of the year", it is still unclear when you expect to generate revenues. Please revise to clarify whether securing distribution would translate into immediate revenue. If not, please estimate when you reasonably expect to receive revenue from a distribution deal secured at the end of this year.

If we do not obtain additional financing . . ., page 5

3. Revise to discuss dilution risk.

Plan of Operation, page 18

4. Define what you mean by "negative cost" in connection with the Investment Agreement discussed on page 19.

5. Refer to the first paragraph on page 20. Quantify the number of festivals to which you have submitted your film and the number from which you are still awaiting a response.

Rise of Independent Film, page 22

6. While we note your response to prior comment 23, we re-issue the comment. Please disclose the bases for your claims regarding the size, growth and quality of the independent film industry or revise to describe them as beliefs.

Other Sources of Revenue, page 24

7. Please disclose the sources for the projections set forth in this section.

Competition, page 27

8. While it appears that *BuzzKill* was produced for a relatively low budget, it is uncertain that the film has "a large commercial appeal." Please revise the second-to-last sentence of this section accordingly.

Certain Relationships and Related Transactions, page 31

9. Refer to the final paragraph on page 31. Please revise item (c) to clarify the percentage of net proceeds to which Mr. Hanna is entitled under the producer agreement. Your reference to "off-the-top" third party participation is unclear.

10. Refer to the final paragraph in this section. Please disclose whether the loan agreement in June 2008 was oral or in writing.

Signature Page

11. Please revise your signature blocks to disclose your principal executive officer, principal financial officer and principal accounting officer.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: Via Facsimile
        Adam S. Gottbetter, Esq.
        Gottbetter & Partners, LLP
        212.400.6901